Exhibit 99.1

ELBIT IMAGING ANNOUNCES SIGNING A REVISED AGREEMENT TO SELL
ITS PROJECT IN BANGALORE, INDIA BY ITS SUBSIDIARY, ELBIT PLAZA
INDIA REAL ESTATE HOLDINGS LIMITED

Tel Aviv, Israel, June 19, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, in further to its announcements dated on September 30 and November 16, 2016, that its jointly controlled subsidiary Elbit Plaza India Real Estate Holdings Limited (in which EI holds a 50% stake with its subsidiary, Plaza Centers N.V.) (“EPI”) signed a revised agreement in relation to the sale of a 100% interest in a special purpose vehicle which holds a site in Bangalore, India to a local investor (the “Purchaser”).

The Purchaser and EPI have agreed that the purchase price will be amended to INR 338 Crores (approximately Euro 47 million) instead of the INR 321 Crores (approximately Euro 44.6 million) agreed in the previous agreement. As part of the agreement, INR 110 Crores (approximately Euro 15.3 million) will be paid by the Purchaser in installments until the Final Closing. The Final Closing will take place on September 1, 2018, when the final installment of INR 228 Crores (approximately Euro 31.7 million) will be paid to EPI.

If the Purchaser defaults before the Final Closing, EPI is entitled to forfeit certain amounts paid by the Purchaser as stipulated in the revised agreement. All other existing securities granted to EPI under the previous agreement will remain in place until the Final Closing.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com